TASEKO ANNOUNCES THIRD QUARTER 2014 RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

October 29, 2014, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended September 30, 2014.

Highlights

•	Earnings from mining operations before depletion and amortization* were $7.1 million.

•	Revenues for the third quarter 2014 were $93.7 million from the sale of 28.6 million pounds of copper (75%) and 531 thousand pounds of molybdenum (75%).

•	Total production at Gibraltar (100%) for the third quarter was 35.4 million pounds of copper and 654 thousand pounds of molybdenum.

•

Net operating costs of production* for the third quarter were US$2.35 per pound, impacted by lower copper production, increased mining costs and a major shovel overhaul. Total operating costs* for the third quarter, after by-product credit and including off-property costs, were US$2.75 per pound.

•	During the quarter, Taseko announced proven and probable reserves of 84 million tonnes grading 0.50% Nb2O5 for its wholly-owned Aley Niobium Project.

•	In September, Taseko extended its copper hedging program by purchasing put options for 15 million pounds of copper in the first quarter of 2015 at a strike price of US$3.00 per pound.

•

On September 8, 2014 the Company announced that it had signed a definitive agreement to acquire Curis Resources Ltd, which owns the Florence Copper Project in central Arizona. The transaction remains subject to Curis’ shareholder approval, and is expected to close in November, 2014.

For the three months ended September 30, 2014, Taseko had earnings from mining operations before depletion and amortization* of $7.1 million and cash flow from operations of $22.4 million. This compares to earnings from mining operations (before depletion and amortization) of $26.7 million and cash flow from operations of $13.6 million for the three months ended June 30, 2014. The quarter-over-quarter decrease in earnings from mining operations is a result of lower copper sales volume and realized price, lower molybdenum prices and an increase in site operating costs. Taseko recorded a net loss of $20.9 million for the three months ended September 30, 2014, which compares to net earnings of $0.1 million in the third quarter of 2013.

Russell Hallbauer, President and CEO of Taseko commented, “As we previously disclosed, costs and operations in the third quarter were impacted by scheduled maintenance and pit wall instability in the main working area of the Granite Pit resulting in increased mining and contractor costs. In terms of operating costs, by mid-October we had completed all planned, major maintenance on our mining fleet. These maintenance costs, while infrequent in nature, directly impact our operating costs and therefore the quarterly profitability of the company. The Gibraltar mining fleet has now been redeployed to higher productivity upper benches, the mining contractor has been released and all major shovel maintenance has been completed. We expect to resume normal expenditure levels going forward.”

*Non-GAAP performance measure. See end of news release.

Mr. Hallbauer continued, “Our engineering team at Gibraltar has been managing through a challenging time with the reduced shovel availability and then in the third quarter the instability of the Granite Pit high wall. The type of wall movement experienced in the Granite Pit is not uncommon and just something we need to manage. We now have a short-term plan in place that preserves a healthy operating margin, at today’s copper price, and will get the mine back on the long-range mine plan within the next 12 months. While these types of issues are unfortunate, they are a part of mining. It is how a company manages these issues that sets them apart from others.”

“With $93 million cash on hand at the end of the third quarter, our company remains financially strong. We will manage our cash resources in a conservative fashion during this period of uncertain commodity prices and unstable financial markets. Additionally, we have copper put options in place for more than half of our share of production for the fourth quarter, at US$2.75 per pound, and the first quarter of 2015, at US$3.00 per pound, ensuring a minimum revenue stream during this period. We will continue to look for opportunities to extend the hedges further into 2015.”

“In September, the British Columbia Environmental Assessment office issued a Section 10 Order, initiating the BC environmental assessment process for our Aley Niobium Project. In October, the Canadian Environmental Assessment Agency accepted Aley’s Project Description and initiated a 20-day public reporting period, which concludes October 30. Per CEAA 2012, The Province of British Columbia has requested substitution, whereby the BC process would be an appropriate substitute over a federal environmental assessment process. We expect the decision on substitution to be made in November.” concluded Mr. Hallbauer.

HIGHLIGHTS

	Three months ended			Nine months ended
Financial Data		September 30,			September 30,
(Cdn$ in thousands, except for per share amounts)	2014	2013	Change	2014	2013	Change
Revenues	93,714	66,799	26,915	306,017	195,140	110,877
Earnings from mining operations before depletion and amortization*	7,077	19,515	(12,438)	53,181	52,031	1,150
Earnings (loss) from mining operations	(5,855)	9,842	(15,697)	16,266	27,648	(11,382)
Net earnings (loss)	(20,937)	120	21,057	(27,457)	(25,083)	(2,374)
Per share - basic (“EPS”)	(0.11)	0.00	(0.11)	(0.14)	(0.13)	(0.01)
Adjusted net earnings (loss)*	(11,221)	(1,851)	(9,370)	(16,103)	(14,861)	(1,242)
Per share - basic (“adjusted EPS”) *	(0.06)	(0.01)	(0.05)	(0.08)	(0.08)	-
EBITDA *	(7,148)	15,173	(22,321)	25,046	12,678	12,368
Adjusted EBITDA *	2,385	12,545	(10,160)	36,196	26,308	9,888
Cash flows provided by (used for) operations	22,366	13,619	8,747	59,218	34,796	24,422

HIGHLIGHTS - CONTINUED

Operating Data (Gibraltar - 100% basis)	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013
Copper contained in concentrate and copper cathode
Production (million pounds Cu)	35.4	38.5	34.5	33.5	36.7
Sales (million pounds Cu)	38.1	38.7	40.0	37.0	26.6
Inventory (million pounds Cu)	1.6	4.1	4.4	10.1	13.6
Per unit data (US$ per pound) *
Operating costs of production*	$2.60	$2.11	$2.19	$1.88	$1.95
By-product credits	(0.25)	(0.35)	(0.21)	(0.18)	(0.04)
Net operating costs of production *	$2.35	$1.76	$1.98	$1.70	$1.91
Off-property costs	0.40	0.36	0.50	0.44	0.30
Total operating costs *	$2.75	$2.12	$2.48	$2.14	$2.21

*Non-GAAP performance measure. See page end of news release.

•	Third quarter earnings from mining operations before depletion and amortization were $7.1 million;

•

Third quarter copper production at Gibraltar was 35.4 million pounds (100% basis), a 9% decrease over the second quarter of 2014, primarily due to lower head grade. Copper head grade in the third quarter was 0.267%, which is well below the Granite pit average grade;

•

During the third quarter of 2014 the Granite pit encountered minor high wall stability issues. This impacted mining operations through a change to the planned mine sequence. Mining operations were temporarily shifted to ore faces with lower grade ore;

•

Net operating costs of production increased to US$2.35 per pound produced from US$1.76 per pound produced in the prior quarter, primarily driven by lower copper head grades and shovel maintenance costs, and contract waste stripping expenditures;

•	The Company generated cash flows from operations of $22.4 million in the third quarter of 2014;

•	The Company ended the third quarter of 2014 with a cash balance of $93 million;

•

On September 8, 2014 the Company announced that it had signed a definitive agreement to acquire Curis Resources Ltd, which owns the Florence Copper Project in central Arizona. The transaction remains subject to Curis’ shareholder approval, and is expected to close in November, 2014; and

•	On September 15, 2014 the Company announced proven and probable reserves of 84 million tonnes grading 0.50% Nb2O5 for its 100%-owned Aley Niobium Project.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013
Tons mined (millions)	32.5	30.2	25.9	21.5	22.6
Tons milled (millions)	7.8	7.7	7.0	7.6	6.8
Strip ratio	3.0	3.1	2.8	3.9	2.6
Copper concentrate
Grade (%)	0.267	0.285	0.290	0.270	0.315
Recovery (%)	83.3	85.3	84.6	81.7	85.9
Production (million pounds Cu)	34.5	37.6	34.5	33.5	36.7
Sales (million pounds Cu)	37.1	38.1	40.0	37.0	26.6
Inventory (million pounds Cu)	1.4	3.9	4.4	10.1	13.6
Copper cathode
Production (million pounds)	0.9	0.9	-	-	-
Sales (million pounds)	1.0	0.6	-	-	-
Molybdenum concentrate
Grade (%)	0.011	0.011	0.009	0.010	0.012
Recovery (%)	38.0	41.4	42.5	34.8	17.5
Production (thousand pounds Mo)	654	667	566	480	284
Sales (thousand pounds Mo)	708	731	589	499	110
Per unit data (US$ per pound) *
Operating costs of production*	$2.60	$2.11	$2.19	$1.88	$1.95
By-product credits *	(0.25)	(0.35)	(0.21)	(0.18)	(0.04)
Net operating costs of production *	$2.35	$1.76	$1.98	$1.70	$1.91
Off-property costs	0.40	0.36	0.50	0.44	0.30
Total operating costs *	$2.75	$2.12	$2.48	$2.14	$2.21

*Non-GAAP performance measure. See page end of news release.

Gibraltar concentrators operated at their combined design capacity of 85,000 tons per day in the third quarter of 2014. Total mill throughput for the second quarter was 7.8 million tons, an increase of 14% over tons milled in the third quarter 2013. Total copper production for the quarter was 35.4 million pounds, a 9% decrease from the third quarter of 2013, and 8% decrease from the second quarter of 2014.

Third quarter copper production was impacted by a high wall stability issue in the Granite pit which affected the quarterly development sequence and resulted in lower than forecasted head grades. Although the pit high wall movement was relatively minor, in order to ensure the safety and integrity of mine operations the fleet was redeployed to an alternative mine sequence. This resulted in the deferral of the planned 2014 high grade ore which was replaced by lower grade ore. The lower head grades also negatively impacted copper recoveries in the third quarter.

REVIEW OF OPERATIONS - CONTINUED

A total of 32.5 million tons were mined in the third quarter, a 43% increase over the third quarter of 2013 and an 8% increase over the second quarter of 2014. This mining rate was achieved despite major maintenance on a shovel, for a period of two weeks, representing 25% of the Gibraltar shovel capacity.

The Company is currently reviewing alternative mine plans for 2015 to address the lower than budgeted waste stripping in 2014, due to shovel availability issues in the first half of this year, and the delayed ore release resulting from the pit wall movement.

Molybdenum production for the third quarter of 2014 was 654,000 pounds, a 230% increase over the third quarter of 2013. Molybdenum recoveries were 38.0% for the third quarter and management continues to focus on improving molybdenum recoveries to achieve the design recovery of 50%.

In the third quarter of 2014, net operating costs per pound of copper produced were US$2.35, a 34% increase over the US$1.76 per pound in the previous quarter. This increase was primarily driven by the changes to the mine sequence as a result of the high wall stability issue in the Granite pit which resulted in lower copper grade mined in the quarter. Lower head grades and copper production volumes will negatively impact unit costs as the majority of operating costs are fixed. The revised mine sequence also resulted in longer ore hauls and increased haulage costs, and higher cost contractor equipment was utilized to maintain mine production. A planned $5.1 million shovel overhaul expenditure and contract waste mining also impacted operating costs in the third quarter. By-product credits were lower compared to the previous quarter due to the decline in the molybdenum price.

The Gibraltar mining fleet has now been redeployed to higher productivity upper benches, the mining contractor has been released and all major shovel maintenance had been completed by mid-October. The Company expects to resume normal expenditure levels going forward.

Off property costs, including transportation, treatment and refining charges, for the third quarter of 2014 were $0.40 per pound produced, compared to $0.30 per pound produced in the third quarter of 2013. Off property costs are driven by sales volumes, and therefore off property costs per pound produced fluctuates based on differences between production and sales volumes.

The total operating costs, including off-property costs, for the third quarter of 2014 were $2.75 per pound produced, a 24% increase over the same quarter last year.

Taseko will host a conference call on Thursday, October 30, 2014 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315- 0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com. Alternatively, the live webcast can be accessed at tasekomines.com.

The conference call will be archived for later playback until November 6, 2014 and accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 94034294.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Net operating costs of production

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Operating costs of production is calculated by removing net changes in inventory and depletion and amortization from cost of sales. Net operating costs of production is calculated by removing by-product credits and offsite costs from the operating costs of production. Net operating costs of production per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of net operating costs of production and offsite costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

Adjusted net earnings

	Three Months ended		Nine Months ended
	September 30,		September 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2014	2013	2014	2013
Cost of sales	99,569	56,957	289,751	167,492
Less Depletion and amortization	(12,932)	(9,673)	(36,915)	(24,383)
Net change in inventory	(5,141)	16,881	(16,876)	21,442
Operating costs of production	81,496	64,165	235,960	164,551
Less by-product credits:
Molybdenum	(5,834)	(480)	(21,008)	(5,732)
Silver	(884)	(717)	(2,943)	(2,436)
Less offsite costs:
Treatment and refining costs	(6,696)	(3,674)	(21,685)	(11,171)
Transportation costs	(4,175)	(4,787)	(14,700)	(12,517)
Net operating costs of production	63,907	54,507	175,624	132,695
Total copper produced (thousand pounds)	24,979	27,495	79,743	65,974
Net operating costs of production (CAD per pound)	2.56	1.98	2.20	2.01
Average exchange rate for the period (CAD/USD)	1.0889	1.0383	1.0968	1.0235
Net operating costs of production (US$ per pound)	2.35	1.91	2.00	1.97
Net operating costs of production	63,907	54,507	175,624	132,695
Add offsite costs:
Treatment and refining costs	6,696	3,674	21,685	11,171
Transportation costs	4,175	4,787	14,700	12,517
Total operating costs	74,778	62,968	212,009	156,383
Total operating costs (US$ per pound)	2.75	2.21	2.42	2.32

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjust net earnings

Adjusted net earnings remove the effect of the following transactions from net earnings as reported under IFRS:

•	Unrealized gains/losses on derivative instruments;
•	Write down of marketable securities;
•	Unrealized foreign currency gains/losses; and
•	Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Net (loss) earnings	(20,937)	120	(27,457)	(25,083)
Unrealized loss (gain) on derivatives	(713)	1,263	(797)	(5,552)
Unrealized foreign exchange (gains)/losses	9,341	(4,120)	10,623	5,633
Write down of marketable securities	366	229	785	13,979
Non-recurring other expenses (income)	-	-	-	(430)
Curis acquisition costs	539	-	539	-
Estimated tax effect of adjustments	183	657	204	(3,408)
Adjusted net earnings (loss)	(11,221)	(1,851)	(16,103)	(14,861)
Adjusted EPS	(0.06)	(0.01)	(0.08)	(0.08)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

•	Unrealized gains/losses on derivative instruments;
•	Write down of marketable securities;
•	Foreign currency translation gains/losses; and
•	Non-recurring transactions.

While some of the adjustments are recurring gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013
Net earnings (loss)	(20,937)	120	(27,457)	(25,083)
Add:
Depreciation	12,953	9,759	37,068	24,738
Amortization of stock based compensation	616	646	3,177	2,214
Finance expense	6,766	5,941	19,948	13,995
Interest income	(1,015)	(1,286)	(3,079)	(4,726)
Income tax expense (recovery)	(5,531)	(7)	(4,611)	1,540
EBITDA	(7,148)	15,173	25,046	12,678
Adjustments:
Unrealized loss (gain) on derivatives	(713)	1,263	(797)	(5,552)
Unrealized foreign exchange (gains)/losses	9,341	(4,120)	10,623	5,633
Write-down of marketable securities	366	229	785	13,979
Non-recurring other expenses (income)	-	-	-	(430)
Curis acquisition costs	539	-	539	-
Adjusted EBITDA	2,385	12,545	36,196	26,308

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per share amounts)	2014	2013	2014	2013

Earnings from mining operations	(5,855)	9,842	16,266	27,648
Add:
Depletion and amortization	12,932	9,673	36,915	24,383
Earnings from mining operations before depletion and amortization	7,077	19,515	53,181	52,031

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange